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                                                               Exhibit (a)(5)(C)

         MARITRANS INC. ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

         Tampa, FL, January 22, 2002 - Maritrans Inc. (NYSE: TUG) announced today the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time, on January 18, 2002. Maritrans expects to purchase 2,203,204 shares of its Common Stock at a purchase price of $11.50 per share, or a total of $25,336,846. The 2,203,204 shares expected to be purchased are comprised of the 2,000,000 shares Maritrans offered to purchase and 203,204 shares which represent an additional 2 percent of the shares outstanding immediately prior to the commencement of the tender offer. Due to over-subscription, Maritrans expects the final proration factor for shares tendered at $11.50 per share to be approximately 98.80%. For this purpose, shares tendered at $11.50 per share will include shares tendered by those persons who indicated, in their letter of transmittal, that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

         The price per share and the proration factor are preliminary and subject to verification by American Stock Transfer & Trust Company, the depositary for the tender offer. The actual price per share and the proration factor will be announced promptly following completion of the verification process. After the determination of the actual price per share and the proration factor, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted.

         Maritrans Inc. commenced the tender offer on December 17, 2001, when it offered to purchase up to 2,000,000 shares of its Common Stock at a price between $11.00 and $12.50 per share, net to the seller in cash, without interest. As a result of the completion of the tender offer, Maritrans expects to have approximately 7,959,000 shares issued and outstanding as of the time immediately following payment for the tendered shares. Subject to the rules and regulations of the Securities and Exchange Commission, Maritrans may, from time to time at management's discretion, repurchase up to approximately 600,000 additional shares of its common stock on the open market under its previously authorized share buyback program.

         Merrill Lynch & Co. acted as dealer manager for the tender offer. D. F. King & Co., Inc. acted as information agent for the offer.

         Maritrans Inc. is a U.S. based company with a 74-year commitment to building and operating petroleum transport vessels for the U.S. domestic trade. Maritrans is headquartered in Tampa, FL and maintains an office in the Philadelphia area that supports its Northeast crude oil lightering operations. The common stock of Maritrans Inc. is listed on the New York Stock Exchange under the symbol "TUG".